Dechert LLP

1775 I Street, N.W.

Washington, D.C. 20006

Telephone: (202) 261-3300

Fax: (202) 261-3333

February 14, 2006

VIA EDGAR

Filing Desk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)

File Nos. 333-37115; 811-08399

Ladies and Gentlemen:

On behalf of the Registrant, enclosed for filing via the EDGAR system pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 26 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made to provide updated information in the Registration Statement and to make other non-material changes to the prospectuses of each of the following classes: (a) the Administrative Class; (b) the Institutional Class; (c) the Advisor; and (d) M Class.

The Registrant has specified on the cover of this filing that it is to become effective 60 days after the date of filing. We hereby represent that this Post-Effective Amendment No. 24 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(a) under the 1933 Act.

No fees are required in connection with this filing. Please address any questions or comments concerning the attached to the undersigned at (202) 261-3467.

Sincerely,

/s/ Derek Newman

Attachments